Exhibit 1.02

GenCorp Inc.

Conflict Minerals Report

For the Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

1.	The report is not audited because the factors that would trigger an audit requirement under the SEC rule are not present.

Company Overview

GenCorp Inc. (the “Company”) is a manufacturer of aerospace and defense products and systems with a real estate segment that includes activities related to the re-zoning, entitlement, sale, and leasing of the Company’s excess real estate assets. The Company’s continuing operations are organized into two segments:

Aerospace and Defense — includes the operations of the Company’s wholly-owned subsidiary Aerojet Rocketdyne, Inc. (“Aerojet Rocketdyne”), a leading technology-based designer, developer and manufacturer of aerospace and defense products and systems for the U.S. government, including the Department of Defense, the National Aeronautics and Space Administration, major aerospace and defense prime contractors as well as portions of the commercial sector. Aerojet Rocketdyne is a world-recognized engineering and manufacturing company that specializes in the development and production of propulsion systems for defense and space applications and armament systems for precision tactical systems and munitions. Aerojet Rocketdyne is considered a domestic market leader in launch propulsion, in-space propulsion, missile defense propulsion, tactical missile propulsion and hypersonic propulsion systems. It is possible that Aerojet Rocketdyne business activities may result in the use of conflict minerals (as defined in Section 1, Item 1.01 (d)(3) of Form SD, “Conflict Minerals”) that originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, referred to as the “Covered Countries”) in the production of its products.

Real Estate — includes the activities of the Company’s wholly-owned subsidiary Easton Development Company, LLC related to the re-zoning, entitlement, sale, and leasing of the Company’s excess real estate assets. The Company owns approximately 11,900 acres of land adjacent to U.S. Highway 50 between Rancho Cordova and Folsom, California East of Sacramento. The Company’s real estate activities do not result in the use of Conflict Minerals in any form.

Supply Chain

We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from lower tier suppliers. Contracts with our suppliers are frequently in force for one to three years and we cannot unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts, renew contracts or issue new Purchase Orders, we are adding a clause to require suppliers to provide information about the source of conflict minerals and smelters. It will take time to ensure that all our supplier contracts contain appropriate flow-down clauses. In the meantime, we are working with selected suppliers to ensure they provide 3TG sourcing information until the contracts can be amended.

We included suppliers where the nature of the component, or the location of the supplier, indicated that those components were likely to contain 3TG. We surveyed direct suppliers representing 100% of our 2013 expenditures for direct components. We assessed our industry as well as others and confirmed that this risk-based approach is consistent with how many of our peer companies are approaching the Rule.

We cannot exclude the possibility that some of the 3TG in our products may have originated in the Covered Countries.

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify suppliers downstream from our direct suppliers. Accordingly, we observe in a number of industry-wide initiatives as described in section 3 below.

In accordance with the Organisation for Economic Co-operation and Development (“OECD”) Guidance and the Rule, this report is available on our website at http://investor.gencorp.com/sec.cfm.

Conflict Minerals Policy

Aerojet Rocketdyne’s Conflict Minerals policy can be found at the following internet website at http://www.rocket.com/supp/policies.

2.	Due Diligence Process

2.1	Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in The OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Second Edition 2013 (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.

2.2	Management Systems

As described above, Aerojet Rocketdyne has adopted a company policy which is posted on our website at http://www.rocket.com/supp/policies.

Internal Team

Aerojet Rocketdyne has established a compliance and management reporting system for conflict minerals. Our management system is sponsored by the Vice President, Chief Financial Officer and Assistant Secretary (Principal Financial Officer and Principal Accounting Officer), as well as executive-level representatives and a team of subject matter experts from relevant functions in Supply Chain Management. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by a Procurement Compliance individual who acts as the conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.

Control Systems

As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in the Aerospace and Defense Industry. We implemented a supply chain system of controls and transparency through the use of due diligence tools created by the Conflict-Free Sourcing Initiative (“CFSI”), which includes the Conflict Minerals Reporting Template (“CMRT”), a supply chain survey designed to identify the smelters and refiners that process the necessary conflict minerals contained in our products.

Controls include, but are not limited to, our Code of Conduct which outlines expected behaviors for all of our employees, our Suppliers Code of Conduct, and a supplier conflict minerals contract clause that has been approved for use with suppliers beginning in 2014.

Supplier Engagement

With respect to the OECD requirements to strengthen engagement with suppliers, we have created a Supplier Management Team consisting of individuals from our Quality, Engineering and Supply Chain Organizations to improve awareness and understanding of the Conflict Minerals Ruling as well as the quality of the suppliers’ responses.

Grievance Mechanism

We have instituted a conflict mineral grievance mechanism alongside Aerojet Rocketdyne’s other longstanding grievance mechanisms.

2.3	Identify and assess risk in the supply chain

•	Identified direct suppliers that supply products to Aerojet Rocketdyne that may contain conflict minerals.

•	Conducted a supply chain survey using the CMRT, requesting direct suppliers to identify smelters and refiners and country of origin of the conflict minerals in products they supply to Aerojet Rocketdyne.

•	Contacted direct suppliers that do not respond to the supply chain survey by a specified date, requesting their response.

•	Compared smelters and refiners identified by the supply chain survey against the list of facilities that have received a “conflict free” designation from the Conflict Free Smelter Program (“CFSP”) or other independent third party audit programs.

•	Documented country of origin information for the smelters and refiners identified by the supply chain survey as provided from multiple sources including the supply chain survey, the CFSI and directly from smelters and refiners that Aerojet Rocketdyne contacts.

2.4	Design and Implement a Strategy to Respond to Risks

To respond to the areas of risk suggested by its due diligence assessment, Aerojet Rocketdyne has adopted a risk management plan, through which the conflict minerals program is implemented, managed and monitored. Updates to the risk assessment are provided regularly to senior management.

Below is a description of the measures we performed for the reporting period to exercise due diligence on the source and chain of custody of the necessary conflict minerals contained in our products that we had reason to believe may have originated from the Covered Countries and may not have come from recycled or scrap sources:

•	Designed and adopted a risk management plan that included due diligence reviews of suppliers, smelters, and refiners which we identified may be sourcing or processing conflict minerals from the Covered Countries which may not be from recycled or scrap sources.

•	Contacted direct suppliers on responses to supply chain surveys that we identified contained incomplete or potentially inaccurate information to seek additional clarifying information.

•	Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities, which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold.

•	Implemented a risk mitigation response plan to monitor and track suppliers, smelters and refiners identified as not meeting the requirements set forth in our Conflict Minerals Sourcing Policy or contractual requirements to determine their progress in meeting those requirements.

•	Performed risk mitigation efforts with suppliers we identified to be not in conformity with our Conflict Minerals Sourcing Policy and contractual requirements by working with them to bring them into compliance.

•	Provided monthly progress reports to senior management that summarized the status of smelters and refiners subject to our due diligence efforts.

Results of Due Diligence Measures

As a downstream purchaser of conflict minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals. We also rely, to a large extent, on information collected and provided by independent third party audit programs. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

Another complicating factor is the unavailability of country of origin and chain of custody information from our suppliers on a continuous, real-time basis. Since we do not have direct contractual relationships with smelters and refiners, we rely on our direct suppliers to gather and provide specific information about the date when the ore is smelted into a derivative and later shipped, stored, sold and first entered the stream of commerce. We directly seek sourcing data on a periodic basis from our direct suppliers as well as certain smelters and refiners. We ask that the data cover the entire reporting year, and we seek to use contract provisions requiring the suppliers to promptly update us in the event that the sourcing data changes.

As a result of the supply chain surveys that we conducted, approximately 68% of our direct suppliers that contributed necessary conflict minerals to our products have provided a response to the supply chain survey. On the basis of the due diligence measures described above, Aerojet Rocketdyne has concluded in good faith that during this reporting period, the necessary conflict minerals contained in our products that originated or may have originated from the Covered Countries are DRC conflict undeterminable.

In particular, because independent third party audit programs validate whether sufficient evidence exists regarding country, mine and/or location of origin of the conflict minerals that the audited smelter or refiner facilities have processed, we relied on the information made available by such programs for the smelters and refiners in our supply chain. For smelters or refiners in our supply chain that had not received a “conflict free” designation by any independent third party audit programs, we contacted such facilities and requested country, mine and/or location of origin of the necessary conflict minerals processed by them.

As described in our conflict minerals policy, we engage any of our suppliers who we have reason to believe are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance. We have found no instances where it was necessary to terminate a contract or find a replacement supplier.

2.5	Carry out Independent Third Party Audit Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. Aerojet Rocketdyne relies upon the information provided by the CFSI on their website to determine which smelters have been certified through their CFS program as conflict free.

3.	Steps to be Taken to Mitigate Risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals exist in our products which could benefit armed groups in the DRC or adjoining countries:

a.	Include a conflict minerals flow-down clause in new or renewed supplier contracts.

b.	Increase the response rate of suppliers.

c.	Engage any of our suppliers found to be supplying us with 3TG from sources that support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict.